October 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Compass Digital Acquisition Corp.
Registration Statement on Form S-1
Filed September 23, 2021, as amended
File No. 333-259502

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Compass Digital Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Christopher Derison
	Name:	Christopher Derison
	Title:	Director, Technology Group

J.P. Morgan Securities LLC

By:	/s/ Peter Castoro
	Name:	Peter Castoro
	Title:	Vice President

[Signature Page to Underwriter Acceleration Request Letter]